Exhibit 99.1

Clearmind Medicine Receives IRB Approval for its FDA-Regulated Clinical Trial

Vancouver, Canada, Dec. 24, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced it has received Institutional Review Board (IRB) approval for its Phase I/IIa clinical trial of CMND-100, targeting alcohol use disorder (AUD).

The trial will be led at Yale School of Medicine’s Department of Psychiatry by Dr. Anahita Bassir Nia, MD, an expert in psychiatry and addiction medicine. This milestone marks a significant step forward in Clearmind’s FDA-regulated clinical program, further expanding the multi-site trial to evaluate the safety, tolerability and efficacy of its proprietary investigational drug, CMND-100.

“Receiving the IRB approval from Yale University, takes us one step closer to commencing our innovation clinical trial with our proprietary CMND-100, for treating AUD patients,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “Alcohol consumption is responsible for 2.6 million deaths annually worldwide, accounting for 4.7% of all global deaths, and excessive alcohol use is a leading preventable cause of death in the U.S. It remains the most commonly used substance among individuals aged 12 and older in the United States, imposing a significant economic burden with billions spent on healthcare costs. Current treatment options are limited by high costs, have low efficacy (less than 30%) and low patient compliance due to side effects1. We believe we have a unique opportunity to address this critical gap and provide an effective solution for treating this widespread condition.”

The clinical trial will assess CMND-100’s ability to reduce alcohol cravings and consumption among individuals with moderate to severe AUD. The study is designed to gather critical data supporting the advancement of CMND-100 through the clinical pipeline.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 29 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

[1]	Pharmacotherapy for Adults With Alcohol Use Disorders in Outpatient Settings A Systematic Review and Meta-analysis, 2014. Winslow BT, Onysko M, Hebert M. Medications for Alcohol Use Disorder. Am Fam Physician. 2016 Mar 15;93(6):457-65.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing of the commencement of its innovation clinical trial with its proprietary CMND-100, for treating AUD patients and its belief that it has a unique opportunity to address the critical gaps in AUD treatment and provide an effective solution for treating AUD. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.